Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2018

As of March 12, 2019

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2018

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	is in the process of constructing an open pit gold heap leach mine (the “Lindero Project”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at December 31, 2018 and 2017 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of March 12, 2019 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017. All amounts in this MD&A are expressed in United States dollars, unless otherwise indicated. Certain amounts shown in tables within this MD&A may not add exactly to total due to rounding.

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB").

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows which are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com

This document contains forward-looking statements. Refer to the cautionary language under the heading “Cautionary statement on forward-looking statements.”

Full Year Financial, Operating and Corporate Highlights

Sales for the year ended December 31, 2018 were $263.3 million, a decrease of $4.8 million over the $268.1 million reported in 2017.

Operating income for the year ended December 31, 2018 was $61.6 million, a decrease of $48.7 million over the $110.3 million reported in 2017, which included a pre-tax impairment reversal of $31.1 million. Excluding the impairment reversal, operating income would have been $79.2 million in 2017 compared to $61.6 million in 2018.

Management's Discussion and Analysis, page 2

Net income for the year ended December 31, 2018 was $34.0 million or $0.21 per share, a decrease of $32.3 million over the $66.3 million, or $0.42 per share reported in 2017, which included a $31.1 million ($21.9 million after-tax) impairment reversal. Adjusted net income (refer to Non-GAAP Financial Measures) was $38.4 million compared to $48.7 million reported in 2017.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the year ended December 31, 2018 was $113.9 million compared to $122.0 million reported in 2017.

Free cash flow (refer to Non-GAAP Financial Measures) for the year ended December 31, 2018 was ($52.4) million compared to $24.5 million in 2017. Free cash flow from ongoing operations was $55.2 million compared to $37.1 million for 2017.

Operating Highlights

	Three months ended December 31,			Years ended December 31,
Consolidated Metrics	2018	2017	% Change	2018	2017	% Change
Key Indicators
Silver
Metal produced (oz)	1,937,703	2,310,176	(16%)	8,890,943	8,469,594	5%
Metal sold (oz)	2,032,909	2,332,172	(13%)	8,832,993	8,416,326	5%
Realized price ($/oz)	14.60	16.69	(13%)	15.74	17.04	(8%)
Gold
Metal produced (oz)	12,070	15,283	(21%)	54,210	56,441	(4%)
Metal sold (oz)	12,555	15,333	(18%)	53,498	55,592	(4%)
Realized price ($/oz)	1,236	1,273	(3%)	1,273	1,257	1%
Lead
Metal produced (000's lbs)	6,453	7,846	(18%)	28,255	29,878	(5%)
Metal sold (000's lbs)	6,377	8,054	(21%)	28,349	29,508	(4%)
Zinc
Metal produced (000's lbs)	11,537	11,676	(1%)	45,485	44,347	3%
Metal sold (000's lbs)	11,713	11,803	(1%)	45,867	44,315	4%
All-in sustaining cash cost (US$/oz Ag)[1]	10.05	5.16	95%	5.40	6.36	(15%)
All-in sustaining cash cost (US$/oz Ag Eq)[1,2]	12.24	10.56	16%	10.55	11.16	(5%)

Notes:

1.	All-in sustaining cash cost is a non-GAAP financial measure. Refer to Non-GAAP Financial Measures
2.	AISC ($/oz Ag Eq) calculated at realized metal prices of $1,273/oz Au, $15.7/oz Ag, $1.0/lb Pb, and $1.3/lb Zn

Silver and gold production for the three months ended December 31, 2018 decreased 16% and 21% to 1,937,703 ounces and 12,070 ounces, respectively, over the same period in 2017. The decrease in silver and gold production was almost entirely from the San Jose Mine, where silver production decreased 17% due primarily to lower silver head grade and a 6% lower mill throughput. Gold production decreased 22% due to a 16% decrease in gold head grade and lower mill throughput. Lead and zinc production at Caylloma decreased 18% and 1% to 6.5 million pounds and 11.5 million pounds, respectively, over the comparable period in 2017 due to lower zinc and lead head grades.

Silver and gold production for the year ended December 31, 2018 increased 5% and decreased 4% to 8,890,943 ounces, and 54,210 ounces, respectively, over the comparable year in 2017. The increase in silver production was due to a 9% increase in silver head grade and was partially offset by a 3% decrease in mill throughput at the San Jose Mine. Zinc production from the Caylloma Mine increased 3% while lead production decreased 5% as a result of higher zinc head grade and lower lead head grade and slightly higher mill throughput.

Consolidated all-in sustaining cash cost per ounce of payable silver equivalent (refer to Non-GAAP Financial Measures) for the year ended December 31, 2018 was $10.55 per ounce or 5% lower than the $11.16 per ounce in 2017. The decrease was due primarily to lower execution of sustaining capital and Brownfields exploration expenditures over higher payable ounces of silver production.

Management's Discussion and Analysis, page 3

Corporate Highlights

On February 22, 2018, the Company reported its Mineral Reserve and Mineral Resource estimates as at December 31, 2017. Combined Proven and Probable Reserves for the Caylloma and San Jose mines are reported at 6.6 million tonnes containing 44.8 million ounces of silver and 273,000 ounces of gold, representing year-over-year decreases of 2% and 7% in contained silver and gold ounces. Proven and Probable Reserves at the Lindero Project are reported at 88.3 million tonnes containing 1.7 million ounces of gold representing a year-over-year increase of 4% in contained gold ounces. Refer to news release “Fortuna Updates Reserves and Resources” on the Company’s website or under the Company’s profile on SEDAR for full details of the Mineral Reserves and Resources estimates.

On September 6, 2018, the Company provided an update on an infill drill program at the Lindero Project. The infill drill program consisted of 61 diamond drill holes totaling 1,952 meters with holes ranging from 12 meters to 68 meters in length. Mineralized intercepts encountered met or exceeded expectations in 44 of the 61 holes when compared to estimated block model gold grades as at September 9, 2017. Refer to news release “Fortuna updates on infill drill program at the Lindero gold Project in Argentina” on the Company’s website or under the Company’s profile on SEDAR for full results of the infill drill program.

On February 14, 2019, the Company provided a review of Brownfields exploration programs from the third quarter of 2017 and throughout 2018. The Brownfields exploration programs consisted of a total of 62,412 meters of drilling in 134 surface and underground diamond holes at the San Jose and Caylloma mines and at the Arizaro Project, located within the Lindero Project concession block in Argentina. Refer to news release “Fortuna provides review of Brownfields exploration programs” on the Company’s website or under the Company’s profile on SEDAR for full results of the drilling programs.

Selected Financial Information

	Three months ended December 31,			Years ended December 31,
Consolidated Financial Metrics	2018	2017	% Change	2018	2017	% Change
(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$59.6	$75.4	(21%)	$263.3	$268.1	(2%)
Mine operating income	17.3	35.2	(51%)	96.6	109.6	(12%)
Operating income[2]	6.3	57.7	(89%)	61.6	110.3	(44%)
Net income[2]	2.2	34.1	(94%)	34.0	66.3	(49%)

Earnings per share (basic)	0.01	0.21	(95%)	0.21	0.42	(50%)
Earnings per share (diluted)	0.01	0.21	(95%)	0.21	0.42	(50%)

Adjusted net income[1]	4.4	12.3	(64%)	38.4	48.7	(21%)
Adjusted EBITDA[1]	22.7	34.9	(35%)	113.9	122.0	(7%)
Cash provided by operating activities	19.3	29.0	(33%)	83.5	70.2	19%
Free cash flow[1]	(26.7)	14.5	(284%)	(52.4)	24.5	(314%)
Free cash flow from ongoing operations[1]	11.8	19.2	(39%)	55.2	37.1	49%
Capex
Sustaining	9.4	8.0	17%	24.0	28.0	(14%)
Non-sustaining	1.2	-	0%	3.3	-	0%
Lindero Project	39.4	3.1	1,184%	80.0	11.4	602%
Brownfields	1.6	2.2	(29%)	8.6	10.1	(14%)

	Dec 31, 2018	Dec 31, 2017	% Change
Cash, cash equivalents, and short-term investments	$163.3	$212.6	(23%)

Total assets	$786.5	$706.6	11%
Non-current credit facility	$69.3	$39.9	74%
Shareholders' equity	$602.8	$563.6	7%

Notes:

1.	Refer to Non-GAAP Financial Measures
2.	The 2017 comparative figures includes a $31.1 million impairment reversal

Certain comparative figures have been reclassified to conform to the current year's presentation

Management's Discussion and Analysis, page 4

Sales for the three months ended December 31, 2018 were $59.6 million, a $15.8 million decrease from the $75.4 million reported in 2017. The decrease in sales was due to lower sales volume and decline in metal prices for silver, lead and zinc of 13%, 21% and 19%, respectively.

Sales for the year ended December 31, 2018 were $263.3 million, a decrease of $4.8 million over the $268.1 million reported in 2017. The decrease in sales was due mainly to an 8% decline in the silver price which was partially offset by a 5% increase in silver sales volume and lower treatment charges.

Net income for the three months ended December 31, 2018 was $2.2 million or $0.01 per share compared to $34.1 million or $0.21 per share reported in 2017, which included an impairment reversal of $31.1 million (after-tax: $21.9 million). Excluding the impairment reversal, net income would have been $12.2 million. The decrease in net income during the quarter was due primarily to declining metal prices and higher production costs which lowered mine operating income as well as higher foreign exchange losses from the devaluation of the Argentine Peso (“ARS”) partially offset by lower share-based payment expense. The effective tax rate (“ETR”) for the quarter was 69% compared to 40% in 2017. The increase was primarily due to withholding taxes, which increased the ETR by 19 percentage points and foreign exchange, inflation and other items which increased the ETR by 10 percentage points.

Net income for the year ended December 31, 2018 was $34.0 million compared to $66.3 million reported in 2017, which included a $31.1 million (after-tax: $21.9 million) impairment reversal. Excluding the impairment reversal, the 2017 net income would have been $44.4 million or $10.4 million higher than the net income in 2018. The decrease in net income was due to a decrease in mine operating income, higher mine general and administration expenses and higher foreign exchange losses. These higher expenses were partially offset by a reversal of derivative losses from 2017 to derivative gains in 2018 as a result of the decline in lead and zinc prices. The effective tax rate for the year was 50% compared to 37% in 2017. The increase was primarily due to the negative impact of foreign exchange (16 percentage points) and a provision for withholding tax (4 percentage points) and was partially offset by the positive impact of inflation (7 percentage points).

Adjusted net income (refer to Non-GAAP Financial Measures) for the three months ended December 31, 2018 was $4.4 million compared to $12.3 million reported in 2017. The decrease in adjusted net income was due primarily to lower production and sales volume for silver, gold and lead, lower realized metal prices for all the metals produced and higher operating costs at both the San Jose and Caylloma Mines. The lower mine operating income was partially offset by a $2.5 million decrease in share-based payments expense as a result of favorable mark-to-market adjustments on cash settled share-based payments.

Adjusted net income (refer to Non-GAAP Financial Measures) for the year ended December 31, 2018 was $38.4 million compared to $48.7 million reported in 2017. The decrease in adjusted net income was due primarily to a combination of lower mine operating income and higher mine general and administrative expenses.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended December 31, 2018 was $22.7 million compared to $34.9 million in the comparable period in 2017. The decrease in adjusted EBITDA was due primarily to lower mine operating income and higher mine general and administrative expenses.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the year ended December 31, 2018 was $113.9 million compared to $122.0 million reported in 2017. The decrease in adjusted EBITDA was due to lower mine operating income, higher mine general and administrative expenses and was partially offset by realized gains from derivative instruments.

Cash provided by operating activities for the three months ended December 31, 2018 was $19.3 million compared to $29.0 million reported in 2017.

Cash provided by operating activities for the year ended December 31, 2018 was $83.5 million compared to $70.2 million reported in 2017.

Free cash flow (refer to Non-GAAP Financial Measures) for the three months ended December 31, 2018 was ($26.7) million compared to $14.5 million in 2017. The decrease in free cash flow was due to construction spending at the Lindero Project. Free cash flow from ongoing operations was $11.8 million compared to $19.2 million reported in 2017.

Management's Discussion and Analysis, page 5

Free cash flow (refer to Non-GAAP Financial Measures) for the year ended December 31, 2018 was ($52.4) million compared to $24.5 million. The decrease in free cash flow was due to construction related spending at the Lindero Project. Free cash flow from ongoing operations was $55.2 million compared to $37.1 million reported in 2017.

At December 31, 2018, the Company had cash, cash equivalents, and short-term investments of $163.3 million (December 31, 2017 – $212.6 million), a decrease of $49.2 million since the beginning of the year. The decrease was due primarily to the construction spending at the Lindero Project which exceeded the cashflows from operations and the $30 million proceeds from the credit facility.

Lindero Project (“Project”)

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is well underway, and the overall Project is 40% complete. Approximately 91% of direct capital costs have been committed. Construction spending for the year totaled $122.9 million comprising of $80.0 million on construction expenditures, of which $18.9 million were unpaid as at December 31, 2018, and $42.9 million in deposits on equipment and advances to contractors.

Construction highlights and milestones include:

•	18,750 tpd crushing and agglomeration plant

All the crushing equipment including a primary crusher, apron feeder, three secondary cone crushers, and three screens are scheduled for delivery to the project site starting in early March 2019. The High-Pressure Grinding Roll (HPGR) arrived on site in December 2018. Two agglomeration drums have been shipped and are in transit to Argentina. Chutes, conveyors and steel structures are being fabricated in shops in Argentina and Chile with deliveries according to schedule.

Excavation work for foundations at the crushing site is 95% complete. Civil works are currently underway with the building of retaining walls, placement of concrete at the HPGR site, and reinforced steel placement for primary and secondary crusher foundations. The HPGR site concrete placement, originally scheduled for November 2018, has suffered from delays due to an unexpected volume of rock mass encountered during foundation excavations.

The crushing and agglomeration plant is on the critical path of the project. Commissioning of this plant is planned for late in the third quarter of 2019.

•	Leach pad and pond area

The excavations and ground preparation for the leach pad is one of the largest earth-moving activities of the project, and one that suffered the most from contractor performance. The excavation of 1.2 million cubic meters of surface gravel and rock for ground preparation is 90% complete. Approximately 15% of the start-up area for the leach pad is complete with liner, piping, and overliner installed. It is estimated that the leach pad start-up area will be ready to receive first ore by mid-2019 compared to the original estimate of March 2019.

•	ADR and SART

The procurement of all key equipment is well advanced. Concrete foundations for the ADR building and work on the equipment foundations is underway.

It is planned that the ADR plant will be ready to receive solution in the fourth quarter of 2019.

•	8 MW power plant

Once in operation, the mine power requirements will be self-generated through an 8MW diesel generator power plant. Power plant site preparation is complete, and the twelve power generators have arrived at the project and have been placed at their site. Twelve transformers for the plant are planned to arrive at the site in March 2019. The power plant is scheduled to be fully operational by mid-2019.

•	Construction camp and ancillary facilities

The construction camp has the capacity to host a population of 1,200 workers. Peak head-count at the site is projected in April 2019 at 1,100 workers. Post-construction head count is estimated to be between 350 to 400 workers.

Management's Discussion and Analysis, page 6

Industrial water for the operation will be sourced from a 120 cubic meter per hour well field and pumping station located 13 kilometers from the project site. The installation of the 13 kilometer 8” water pipeline to the project site is planned to start in April with commissioning of the water system scheduled for mid-year 2019.

•	Mine and equipment fleet

All mine equipment required for the start of operations has arrived and has been assembled on site including; six 100 ton trucks, two 17 cubic yard wheel loaders, one 5 cubic yard crawler excavator, two 449 HP dozers, two 250 HP motor graders, and two 800 HP rotary blast hole drill rigs. In December 2018, the operations team launched a heavy-equipment operator’s training program for fifty candidates from local communities. The program and the selection of trainees is expected to conclude by the end of March 2019.

On-site road construction for large equipment and site preparation for mining is planned to start in the second quarter of 2019.

Unusually heavy rainfall in the Salta Province since late December 2018 damaged two sections of the road that lead from the city of Salta to the Project site. Transportation to and from the Project site was restricted to light vehicles for a two-week period which led to a temporary reduction in construction activities at the Project site. Management reported that the road had been repaired on February 18, 2019. Refer to Fortuna news release dated February 20, 2018. “Fortuna provides construction update at its Lindero gold project in Argentina”.

Management has completed a thorough review of the Project’s remaining construction schedule. Based on the progress of construction to date and the impact abnormal rainfall has had on construction activities since late December 2018, the Company now plans to initiate ore stacking early in the fourth quarter of 2019 and is extending its guidance for achieving commercial production to the first quarter of 2020. The project team has had to overcome a slow start and ramp-up of activities from two key contractors involved in the massive earth excavations for the leach pad and foundation excavations for the crushing site; two activities that affected the critical path of the Project. The excavation for the leach pad and the foundation at the crushing site is 90% complete and the activity has been de-risked. A slow build-up of camp availability has been another challenge for the Project. Current on-site head count stands at 900 workers with a peak projection of 1,100 workers expected in April 2019. The construction camp has the capacity to host a population of 1,200 workers, de-risking contractor mobilization.

Total construction capital costs are forecast to increase up to $295.0 million or 20% over initial capital guidance (see Fortuna news release dated September 21, 2017 and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina, dated effective October 31, 2017 which is available on SEDAR at www.sedar.com.) The revised construction capital costs forecast includes a $17.0 million contingency and excludes potential cost savings from the devaluation of the ARS and inflation. An ARS/USD exchange rate of 22.0:1 was built into the construction capital forecast compared to the December 31, 2018 ARS/USD exchange rate of 37.7:1 and approximately 35% of the construction capital costs are in ARS. The actual US dollars spent will depend on the ARS/USD exchange rate at time of settlement as well as the Argentine inflation rate. The main drivers for the increased capital costs were higher owner’s costs and construction indirect costs related to the extension of the Project schedule, road maintenance and contractor stand-by costs due to abnormal rainfall impacting the Project and access roads.

Exploration

Brownfields exploration program

The Company drilled a total of 62,142 meters in 134 surface and underground diamond holes at the San Jose and Caylloma mines and at the Arizaro Project, located within the Lindero Project concession block in Argentina from the third quarter of 2017 and throughout 2018 (refer to Fortuna news release dated February 14, 2019 “Fortuna provides review of Brownfields exploration programs” on the Company’s website or under the Company’s profile on SEDAR). The Company is working to incorporate the results of the Brownfields drilling campaigns at San Jose and Caylloma into the updated Mineral Reserve and Mineral Resource estimates for those mines, which are expected to be released by the end of March 2019.

Management's Discussion and Analysis, page 7

San Jose Mine, Mexico

Exploration drilling ahead of production is an ongoing program at San Jose that continued during the third and fourth quarters of 2017 and throughout 2018. The Company drilled 50,904 meters in 105 holes. A primary target was the Victoria mineralized zone, located 350 meters to the east of and sub-parallel to the Trinidad vein-Bonanza vein-Stockwork complex. Victoria is a blind discovery made in 2015 (refer to Fortuna news release dated August 12, 2015 “Fortuna provides exploration update for the San Jose Mine, Mexico” on the Company’s website or under the Company’s profile on SEDAR) consisting of a series of mineralized structure.

Refer to Fortuna news release dated February 14, 2019 “Fortuna provides review of Brownfields exploration program” on the Company’s website or under the Company’s profile on SEDAR for full drill results from the 53 holes, 27,302 meters underground drilling program at the Victoria mineralized zone.

Following the successful exploration results for 2018, the Company has allocated $4.5 million to continue Brownfields exploration at San Jose in 2019, including an estimated 11,500 meters of surface and underground diamond drilling and 450 meters of underground development for exploration drilling.

Caylloma Mine, Peru

Exploration drilling at Caylloma continued throughout the fourth quarter of 2017 and throughout 2018. The Company drilled 9,330 meters in 17 surface diamond drill holes. Further to previously reported successful step-out drilling results at the Animas NE silver-polymetallic vein (refer to Fortuna news releases dated May 18, 2017 “Fortuna provides exploration update for the Caylloma Mine, Peru” and October 11, 2018 “Fortuna provides Brownfields and Greenfields exploration update” on the Company’s website or under the Company’s profile on SEDAR), drilling continued to intersect mineralized shoots ranging in size from 100 meters by 200 meters to 300 meters by 500 meters along strike to the northeast and at depth along the Animas NE vein. Step-out drilling is systematically completed outside of the present limit of the current Mineral Resource shell with drill holes spaced approximately 50 meters to 100 meters apart.

Full results of the exploration drill program can be found in Fortuna news release dated February 14, 2019 “Fortuna provides review of Brownfields exploration programs” on the Company’s website or under the Company’s profile on SEDAR.

The Company has allocated $0.8 million to the continued Brownfields exploration program at Caylloma in 2019, which includes surface mapping and sampling of additional silver-base metal mineralized veins throughout the 36,000-hectare claim block.

Arizaro Gold-Copper Project, Lindero Camp, Argentina

The Arizaro Project is located within the Lindero mining concession, 3.2 kilometers southeast of the Lindero Project. While Arizaro is not included in the current Lindero mine plan it represents upside opportunity for Lindero if a satellite operation can be developed.

During 2018, the Company completed a surface core drill program of 2,178 meters in 12 holes to vertical depths of less than 200 meters aimed at identifying near surface porphyry-style gold-copper mineralization hosted in magnetite and biotite-rich breccia zones and in associated stockwork veins.

Full results for the Arizaro drill program can be found in Fortuna’s news release dated February 19, 2019 “Fortuna provides review of Brownfields exploration programs” on the Company’s website or under the Company’s profile on SEDAR.

Management's Discussion and Analysis, page 8

Greenfields Exploration Program

Mexico

Pursuant to a strategic alliance between the Company and Prospero Silver Corp. (“Prospero”), approximately 9,086 meters of exploration drilling was completed from August 2017 to August 2018 on five of Prospero’s properties, including the Pachuca Southeast project located in Hidalgo State Mexico, with the intention that the Company be granted the right to enter into an option agreement to earn up to a 70% interest in up to two properties of its choice. Drilling was initiated on the Pachuca SE project in January 2018 with approximately 1,850 meters of diamond drilling completed on three different epithermal, precious metal targets. In November 2018, the Company identified the Pachuca SE Project as its selected property, and in January 2019, the Company, through a wholly-owned subsidiary entered into a definitive option agreement with Prospero. A drilling program for 2019 is planned.

Serbia

Pursuant to an option agreement between the Company and Medgold Resources Corp. (“Medgold”), the Company has the option to acquire up to a 70% interest in the Tlamino Project, and the Barje and Karamanica prospects located in southern Serbia. Diamond drilling of the Barje prospect was completed in November 2018 with a total of 31 holes drilled for a total of 5,038 meters. A drilling program for 2019 is planned.

Argentina

Pursuant to option agreements between the Company and two Argentine claim holders, the Company has the right to acquire up to a 100% undivided interest in the Nueva Esperanza and Incachule epithermal, precious metal properties located in Salta province. Drilling was completed on both projects in October and November 2018. At Nueva Esperanza, 16 diamond drill holes were completed for 1,515 meters and at Incachule five diamond drill holes were completed for 1,250 meters. Drill results are being evaluated.

2019 Guidance and Outlook

2019 Production Guidance

	Silver	Gold	Lead	Zinc	Cash Cost[1]	AISC[1]
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag Eq)
San Jose, Mexico	7.3 - 8.1	49.0 - 54.0	NA	NA	63.5 - 70.1	8.3 - 10.2
Caylloma, Peru	0.9 - 1.0	-	26.1 - 28.8	39.8 - 44.0	80.8 - 88.4	11.8 - 14.5
Total	8.2 - 9.0	49.0 - 54.0	26.1 - 28.8	39.8 - 44.0	-	-

2019 silver equivalent production guidance of between 11.7 million -12.9 million ounces

2019 consolidated AISC of $9.9 to $12.1/oz Ag Eq

Notes:

1.	Cash cost per tonne and AISC ($/oz silver equivalent) are Non-GAAP Financial Measures. AISC includes by-product credits, estimated at metal prices of $1,250/oz Au, $15.00/oz Ag, $2,100/t Pb, and $2,700/t Zn
2.	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 72 to 1
3.	Totals may not add due to rounding

Management's Discussion and Analysis, page 9

2019 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

$/oz Ag	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$5.9 - 7.2	$ 9.1 - 11.2	$6.9 - 8.5
Adjustments:
Commercial and government royalties and mining tax	0.6 - 0.8	0.2 - 0.2	0.5 - 0.6
Worker's participation	0.4 - 0.5	0.2 - 0.2	0.3 - 0.4
Selling, general and administrative expenses (operations)	0.4 - 0.5	0.6 - 0.7	0.5 - 0.6
Selling, general and administrative expenses (corporate)	-	-	0.5 - 0.6
Sustaining capital expenditures	0.7 - 0.8	1.6 - 2.0	1.0 - 1.2
Brownfield exploration expenditures	0.3 - .04	0.1 - 0.2	0.3 - 0.3
All-in-sustaining cash cost per payable ounce of silver	$8.3 - 10.2	$11.8 - 14.5	$9.9 - 12.1

2019 Capital Expenditure and Exploration Guidance

Expressed in $ millions	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$4.3	$6.0	$-	$10.3
Mine development	3.4	3.1	-	6.5
Brownfield exploration	4.3	0.8	-	5.1
Other sustaining capex	0.7	0.7	-	1.4
Non-sustaining capex	-	0.8	-	0.8
Initial capital construction costs	-	-	171.9	171.9
Total	$12.7	$11.4	$171.9	$196.0

For 2019, capital expenditures at the Lindero Project are estimated at $171.9 million, representing approximately 60% of the construction budget.

Management's Discussion and Analysis, page 10

Financial Results

Sales

	Three months ended December 31,			Years ended December 31,
	2018	2017	% Change	2018	2017	% Change
Provisional sales ($ million)
Caylloma	19.2	25.2	(24%)	89.1	87.4	2%
San Jose	39.2	49.7	(21%)	180.2	180.5	0%
Adjustments ($ million) [1]	1.2	0.5	150%	(6.0)	0.2	(3100%)
Sales ($ million)	59.6	75.4	(21%)	263.3	268.1	-2%
Silver
Metal produced (oz)	1,937,703	2,310,176	(16%)	8,890,943	8,469,594	5%
Provisional sales (oz)	2,032,909	2,332,172	(13%)	8,832,993	8,416,326	5%
Provisional sales ($ million)	27.4	36.2	(24%)	128.6	133.4	(4%)
Realized price ($/oz)[2]	14.60	16.69	(13%)	15.74	17.04	(8%)
Net realized price ($/oz)[3]	13.47	15.52	(13%)	14.56	15.85	(8%)
Gold
Metal produced (oz)	12,070	15,283	(21%)	54,210	56,441	(4%)
Provisional sales (oz)	12,555	15,333	(18%)	53,498	55,592	(4%)
Provisional sales ($ million)	14.8	17.2	(14%)	64.7	61.3	6%
Realized price ($/oz)[2]	1,236	1,273	(3%)	1,273	1,257	1%
Net realized price ($/oz)[3]	1,177	1,122	5%	1,209	1,103	10%
Lead
Metal produced (000's lbs)	6,453	7,846	(18%)	28,255	29,878	(5%)
Provisional sales (000's lbs)	6,377	8,054	(21%)	28,349	29,508	(4%)
Provisional sales ($ million)	5.4	8.5	(36%)	27.6	27.9	(1%)
Realized price ($/oz)[2]	0.89	1.13	(21%)	1.02	1.05	(3%)
Net realized price ($/oz)[3]	0.85	1.06	(20%)	0.97	0.95	3%
Zinc
Metal produced (000's lbs)	11,537	11,676	(1%)	45,485	44,347	3%
Provisional sales (000's lbs)	11,713	11,803	(1%)	45,867	44,315	4%
Provisional sales ($ million)	10.8	13.0	(17%)	48.3	45.3	7%
Realized price ($/oz)[2]	1.19	1.47	(19%)	1.32	1.32	0%
Net realized price ($/oz)[3]	0.92	1.10	(17%)	1.05	1.02	3%

[1]	Adjustments consists of mark to market, final price adjustments, and final assay adjustments
[2]	Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3]	Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the three months ended December 31, 2018 were $59.6 million, a 21% decrease over the same period in 2017. The decrease was due mainly to lower sales volumes and a decline in the realized prices for silver of 13% and for lead of 21%. Partially offsetting lower sales were improved treatment and refining charges across all of the concentrates produced. Sales at Caylloma were 24% lower than in 2017 due primarily to 21% lower lead sales volume and a lower realized lead price. Sales at San Jose were 21% lower than in 2017 due primarily to a 13% decrease in silver sales volume and a 12% decrease in the realized price of silver.

Sales for the year ended December 31, 2018 were $263.3 million, a 2% decrease from the sales reported in 2017. The decrease was due primarily to an 8% decline in the realized price for silver which was partially offset by a 5% increase in silver sales volume. Sales at Caylloma of $87.4 million were consistent with 2017 while sales declined 2% at San Jose to $175.8 million. At San Jose, the 6% increase in silver sales volume and a 4% decrease in gold sales volume could not offset the impact of a 8% decrease in the realized silver price.

Management's Discussion and Analysis, page 11

Operating income (loss) and Adjusted EBITDA

	Three months ended December 31,				Years ended December 31,
Expressed in $ millions	2018%[1]		2017%[1]		2018%[1]		2017%[1]
Operating income (loss)
Caylloma[2]	$2.9	15%	$41.4	164%	$22.9	26%	$62.1	70%
San Jose	10.5	26%	23.3	47%	57.9	33%	65.2	36%
Lindero	(3.9)	0%	-	0%	(4.1)	0%	-	0%
Corporate	(3.2)		(7.0)		(15.1)		(17.0)
Total	$6.3	10%	$57.7	77%	$61.6	23%	$110.3	41%

Adjusted EBITDA[3]
Caylloma	$6.3	33%	$10.7	42%	$37.0	42%	$38.7	44%
San Jose	19.6	49%	31.0	62%	92.2	52%	99.9	56%
Lindero	(0.1)	0%	-	0%	(0.3)	0%	-	0%
Corporate	(3.1)		(6.8)		(15.0)		(16.6)
Total	$22.7	38%	$34.9	46%	$113.9	43%	$122.0	46%

[1]	as a % of Sales
[2]	operating income for the three months and year ended December 31, 2017 includes impairment reversal of $31.1 million. Excluding the $31.1 million reversal of impairment, operating income would have been $10.3 million with an operating margin of 41% for the fourth quarter of 2017 and $31.3 million with an operating margin of 35% for the year 2017.
[3]	refer to Non-GAAP Financial Measures
[4]	figures may not add due to rounding

Operating Income for the three months ended December 31, 2018 was $6.3 million, which is $51.4 million lower than the comparable quarter in 2017. Operating income in the comparative quarter in 2017 was positively impacted by a $31.1 million reversal of impairment at the Caylloma mine. Excluding the reversal of impairment, operating income in 2017 would have been $26.6 million, which is $20.3 million higher than the comparable quarter in 2018. At Caylloma, excluding the reversal of impairment, operating income would have been $7.2 million lower than in 2017 due to lower sales, a 9% increase in production costs of $1.0 million and higher depreciation of $0.7 million. At San Jose, operating income was $12.8 million lower than in 2017 due to a 14% increase in production costs which contributed to lower operating margins and income. At Lindero, there were $3.9 million of foreign exchange losses from the devaluation of the ARS that impacted the value added tax (“VAT”) receivable accumulated during construction and other working capital balances. The Company does not expect to recover the VAT until the commencement of commercial production. At the Corporate level, operating loss declined due to lower share-based payment expense.

Operating Income for the year ended December 31, 2018 was $61.6 million or $48.7 million lower than the $110.3 million in 2017, which included a $31.1 million reversal of impairment at the Caylloma Mine. At Caylloma, excluding the impact of the reversal of impairment, operating income declined 26% or $8.1 million to $22.9 million due primarily to lower sales, a 6% increase in production costs, and higher mine selling, general and administrative expenses. At San Jose, operating income declined 11% to $57.9 million due to lower sales as the realized silver price declined 8% coupled with a 7% increase in production costs. As explained above, the $4.1 million operating loss at Lindero was due primarily to foreign exchange losses and exploration expenses. At the Corporate level, the operating loss declined $1.9 million to $15.1 million due to lower consulting and advisory fees and lower exploration expenses.

Adjusted EBITDA for the three months ended December 31, 2018 was $22.7 million or $12.2 million lower than the $34.9 million for the comparable quarter in 2017. Adjusted EBITDA at Caylloma decreased 41% to $6.3 million driven by decreases in zinc and lead metal prices of 21% and 19%, respectively, as well as higher unit cash cost over the comparative period in 2017. This was partially offset by reduced treatment and refining charges and a $0.9 million realized gain on commodity derivative contracts. Adjusted EBITDA at San Jose declined 37% to $19.6 million driven mostly by lower silver and gold sales as well as higher operating costs and mine general and administrative expenses.

Adjusted EBITDA for the year ended December 31, 2018 was $113.9 million or $8.1 million lower than the $122.0 million in 2017. Adjusted EBITDA at Caylloma and San Jose decreased 4% to $37.0 million and 8% to $92.2 million, respectively, driven by slightly lower sales at San Jose as the impact of a 6% increase in silver sales volume was not sufficient to offset an 8% decrease in the realized silver price. Also contributing to a lower adjusted EBITDA were higher operating costs and mine general and administrative expenses at both mines.

Management's Discussion and Analysis, page 12

Selling, General, and Administration

	Three months ended December 31,			Years ended December 31,
	2018	2017	% Change	2018	2017	% Change
Mine SG&A	$3.0	$2.2	36%	$10.1	$7.7	31%
Corporate SG&A	2.6	2.6	0%	11.0	11.6	(5%)
Share-based payments	0.5	3.0	(83%)	3.7	3.8	(3%)
Workers' participation	0.2	0.6	(67%)	1.4	1.8	(22%)
Total	$6.3	$8.4	(25%)	$26.2	$24.9	5%

Selling, general and administrative (“SG&A”) expenses for the three months ended December 31, 2018 decreased 25% to $6.3 million compared to $8.4 million for the comparable quarter in 2017. The decrease was due primarily to lower share-based payments and worker’s participation expenses offset by increased mine SG&A costs at the San Jose and Caylloma mines. The decrease in share-based payments expense was due to the Company’s share price declining 11% in the fourth quarter of 2018 compared to 2017 when the share price increased 20% during the same period.

SG&A expenses for the year ended December 31, 2018 increased 5% to $26.2 million compared to $24.9 million in 2017. The increase was due primarily to higher mine SG&A, which included the cost of establishing and operating a regional office in Mexico City, and higher legal fees in Mexico which was partially offset by lower workers’ participation payments and lower consulting and advisory fees at the Corporate level.

Foreign exchange loss

Foreign exchange loss for the three months ended December 31, 2018 was $3.6 million compared to a $1.3 million foreign exchange gain for the comparable quarter in 2017. The increase in foreign exchange loss was due primarily to a weak ARS against the USD which impacted Lindero’s VAT receivable and other working capital balances.

Foreign exchange loss for the year ended December 31, 2018 was $6.1 million compared to $2.0 million in 2017. The foreign exchange loss was due primarily to the impact of a weak ARS which declined 102% against the USD and to a lesser extent, the Mexican Peso which was very volatile throughout the year and impacted the local currency denominated working capital balances, including Lindero’s VAT receivable.

Income tax expense

Income tax expense for the three months ended December 31, 2018 was $4.9 million or $17.9 million lower than the $22.8 million reported in 2017.  Current income tax expense was $3.9 million, which decreased $7.4 million from the $11.4 million reported in 2017 and was primarily due to lower mine operating profits.  Deferred income tax expense was $1.0 million or $10.4 million lower than the $11.4 million reported in 2017, which included a $9.2 million deferred tax expense from Caylloma’s impairment reversal.  The ETR increased to 68.7% compared to 40.0% in 2017 due primarily to a provision for withholding taxes and the effect of foreign exchange changes on translation of local currency denominated tax attributes to U.S. dollars.

Income tax expense for the year ended December 31, 2018 was $33.4 million or $5.2 million lower than the $38.6 million reported in 2017.  Current income tax expense decreased $4.3 million to $30.6 million from the $34.9 million reported in 2017 due primarily to lower mine profits.  Deferred income tax expense decreased $1.0 million to $2.8 million from the $3.8 million reported in 2017.  The ETR for the year increased to 49.5% from 36.8% reported in 2017 due primarily to a provision for withholding taxes and foreign exchange and partially offset by a positive impact from inflation.

Management's Discussion and Analysis, page 13

Results of Operations

San Jose Mine Operating Results

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine throughput, head grade, recovery, gold and silver production and unit costs.

San Jose	Three months ended December 31,		Years ended December 31,
Mine Production	2018	2017	2018	2017
Tonnes milled	256,181	271,370	1,040,478	1,070,790
Average tonnes milled per day	2,846	3,015	2,956	3,044

Silver
Grade (g/t)	230	259	260	238
Recovery (%)	91	92	92	92
Production (oz)	1,718,496	2,071,762	7,979,634	7,526,556
Metal sold (oz)	1,818,026	2,089,121	7,921,345	7,481,616
Realized price ($/oz)	14.61	16.69	15.74	17.03

Gold
Grade (g/t)	1.58	1.89	1.75	1.77
Recovery (%)	91	92	92	92
Production (oz)	11,825	15,177	53,517	55,950
Metal sold (oz)	12,312	15,333	53,255	55,412
Realized price ($/oz)	1,236	1,273	1,273	1,257

Unit Costs
Production cash cost ($/oz Ag)[1]	2.20	0.04	0.69	0.95
Production cash cost ($/oz Ag Eq)[2]	6.79	5.47	5.93	6.10
Production cash cost ($/t)	65.94	57.91	63.72	59.70
Net smelter return ($/t)	145.49	181.65	138.54	169.78
All-in sustaining cash cost ($/oz Ag)[1]	7.05	6.51	5.45	7.11
All-in sustaining cash cost ($/oz Ag Eq)[2]	9.85	9.63	9.02	10.10

Capital expenditures
Sustaining	2,723	5,115	9,277	18,385
Brownfields	1,361	1,276	6,947	6,439

Notes:

1.	Net of by-product credits from gold
2.	Ag Eq production is calculated at realized metal prices of Au/oz and Ag/oz as per above table
3.	Production cash costs, All-in sustaining cash cost, and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Quarterly Results

The San Jose Mine produced 1,718,496 ounces of silver and 11,825 ounces of gold in the fourth quarter of 2018, which were 9% and 4% below plan and 17% and 22% below the comparable quarter in 2017. The decrease in production was due primarily to 6% lower mill throughput during the quarter as well as lower average head grades for silver and gold, of 230 g/t and 1.58 g/t, respectively, or 11% and 16% lower than the comparable quarter in 2017.

Cash cost per tonne of processed ore was $65.94, which was 14% higher than the $57.91 cash cost for the comparable quarter in 2017. The increase in cash cost per tonne was due primarily to higher mining costs related to higher energy costs, timing of execution of backfill and mine support costs during the quarter, and higher indirect costs relating to safety and environment.

Management's Discussion and Analysis, page 14

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost per silver equivalent are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to cost of sales).

Annual Results

Total silver and gold production for 2018 increased 6% and decreased 4% to 7,979,634 ounces and 53,517 ounces, respectively, compared to 2017. The 9% higher silver head grade more than made up for the 3% decline in mill throughput with the processing plant treating 1,040,478 tonnes of ore for the year ended December 31, 2018.

Cash cost per tonne of processed ore for 2018 was $63.72 (refer to Non-GAAP Financial Measures), or 7% higher than in 2017 and 4% above guidance. The increase in cash cost per tonne was due to higher energy tariffs in Mexico, higher distribution costs related to direct export of concentrate, and higher milling costs related to dry-stack re-handling in the first half of the year.

All-in sustaining cash cost per payable ounce of silver equivalent (“AISC”) was $9.02 for 2018 (refer to Non-GAAP Financial Measures) compared to $10.10 in 2017 as a result of higher silver equivalent production and lower sustaining capital expenditures. Compared to the 2018 annual guidance of $10.0, the AISC was $1.0 lower due to a 12% increase in silver equivalent production.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost per silver equivalent are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to cost of sales).

Other Matters

On October 11, 2018, the Company reported that on October 8, 2018, abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility at the San Jose mine. The contingency pond collects water from a ditch system at the dry stack tailing facility designed to capture and manage rain water. No industrial process water was discharged in this incident. The San Jose Mine uses a cyanide-free process to produce concentrate. Officials at the Procuraduria Federal de Protección al Ambiente (“PROFEPA”) were notified of the overflow on the day of the incident. The Company, along with federal, state and local authorities conducted inspections of the facilities at San Jose and the Coyote Creek. The Company has since received PROFEPA’s report on the incident which confirms that the overflow did not contaminate soil, and therefore, no remediation is necessary. For further details of the incident, refer to Fortuna’s news releases dated October 11, 2018 “Fortuna reports heavy seasonal rains caused an overflow in a contingency pond of the dry stack tailings facility at the San Jose Mine, Mexico” and February 14, 2019 “PROFEPA report confirms no contamination of soil from overflow of contingency pond at the San Jose Mine, Mexico in October 2018” on the Company’s website or under the Company’s profile on SEDAR. The Company awaits a final report from CONAGUA, the Mexican National Water Commission.

Management's Discussion and Analysis, page 15

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine.

Caylloma	Three months ended December 31,		Years ended December 31,
Mine Production	2018	2017	2018	2017
Tonnes milled	135,034	134,635	534,773	529,704
Average tonnes milled per day	1,500	1,513	1,502	1,488

Silver
Grade (g/t)	61	65	63	66
Recovery (%)	83	85	84	84
Production (oz)	219,207	238,414	911,309	943,038
Metal sold (oz)	214,883	243,051	911,648	934,710
Realized price ($/oz)	14.55	16.70	15.71	17.06

Lead
Grade (%)	2.39	2.91	2.62	2.81
Recovery (%)	91	91	91	91
Production (000's lbs)	6,453	7,846	28,255	29,878
Metal sold (000's lbs)	6,377	8,054	28,349	29,508
Realized price ($/lb)	0.89	1.13	1.02	1.05

Zinc
Grade (%)	4.30	4.36	4.28	4.21
Recovery (%)	90	90	90	90
Production (000's lbs)	11,537	11,676	45,485	44,347
Metal sold (000's lbs)	11,713	11,803	45,867	44,315
Realized price ($/lb)	1.19	1.47	1.32	1.32

Unit Costs
Production cash cost ($/oz Ag)[1]	(20.37)	(44.43)	(35.38)	(34.56)
Production cash cost ($/oz Ag Eq)[2]	8.67	7.04	7.64	7.73
Production cash cost ($/t)	89.50	82.02	83.47	79.11
Net smelter return ($/t)	141.67	184.09	166.05	166.18
All-in sustaining cash cost ($/oz Ag Eq)[2]	14.76	10.74	11.68	11.22

Capital expenditures
Sustaining	6,646	2,922	14,709	9,589
Brownfields	223	955	1,691	3,614

Notes:

1.	Net of by-product credits from gold, lead and zinc
2.	Ag Eq production is calculated at realized metal prices of Pb/lb, Zn/lb, and Ag/oz as per above table
3.	Production cash costs, All-in sustaining cash cost, and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Quarterly Results

The Caylloma Mine produced 6.5 million pounds of lead and 11.5 million pounds of zinc, which were 3% below and in line with plan but 18% and 1% lower than the comparable quarter in 2017. The decrease in production was due primarily to lower average head grades for lead and zinc of 2.39% and 4.30%, respectively, which were 18% and 2%, respectively, below the average head grades reported in the comparable quarter in 2017. Silver production was 219,207 ounces which was 5% above plan but 8% lower than the comparable period in 2017. Average silver head grade was 61 g/t or 6% below the head grade reported in 2017.

Management's Discussion and Analysis, page 16

Cash cost per tonne of processed ore was $89.50, which was 9% higher than the $82.02 cash cost for the comparable quarter in 2017. The increase was due primarily to higher mining costs related to mine support and higher indirect costs related to labor and community relations.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to cost of sales).

Annual Results

Total lead production for 2018 decreased 5% to 28.3 million pounds while zinc production increased 3% to 45.5 million pounds, over 2017. Silver production decreased 3% to 911,309 ounces compared to 943,038 ounces in 2017. Head grades for lead and silver were 7% and 5% lower than in 2017, respectively. However, this decline in head grades was partially offset by a 1% increase in ore processed. Total silver production was 11% above 2018 guidance.

Cash cost per tonne of processed ore was $83.47 (refer to Non-GAAP Financial Measures) or 6% higher than the $79.11 reported in 2017 and 3% above guidance. The increase in cash costs was due mainly to higher indirect costs related to on-site labor and general services and mine support costs.

All-in-sustaining cash cost per payable ounce of silver equivalent was $11.68 for 2018 (refer to Non-GAAP Financial Measures) compared to $11.22 reported in 2017. Compared to the 2018 annual guidance of $13.70, the AISC was $2.0 lower due to higher silver equivalent production of 13% and lower execution of sustaining capital expenditures.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost per silver equivalent are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to cost of sales).

Quarterly Information

The following table provides information for the eight fiscal quarters up to December 31, 2018:

	Expressed in $000's, except per share data
	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Sales	59,592	59,596	73,666	70,442	75,354	64,012	63,911	64,834
Mine operating income	17,345	16,497	31,392	31,337	35,222	24,944	22,211	27,183
Operating income	6,251	10,535	22,372	22,428	57,666	18,888	14,214	19,556
Net income	2,232	6,853	11,151	13,754	34,137	10,268	8,898	12,999

Basic EPS	0.01	0.04	0.07	0.09	0.21	0.06	0.06	0.08
Diluted EPS	0.01	0.04	0.07	0.09	0.21	0.06	0.06	0.08

Total assets	786,517	738,305	721,148	707,504	706,648	652,889	637,805	638,285
Credit facility	69,302	39,639	39,603	39,588	39,871	39,845	39,820	39,794

Strong metal prices during the first half of 2018 contributed to higher sales and earnings but metals prices, particularly, lead and zinc prices started a steep decline in the third quarter and continued to the end of 2018. The higher production costs at the San Jose Mine were due to higher energy tariffs, mining and distribution costs which started in the third quarter and continued into the fourth quarter, while higher production costs at the Caylloma Mine were due to higher personnel costs that came into effect in August of 2018.

During the fourth quarter of 2017, net income was positively impacted by increased sales volumes and an impairment reversal at the Caylloma Mine. In the third quarter of 2017, sales volumes increased, and operating costs decreased. In the second quarter of 2017, the Company experienced higher sales volumes offset by lower realized prices, and higher operating costs. In the first quarter of 2017, sales increased due to a decrease in mark-to-market price adjustments and assay adjustments of our provisional sales, which carried through to the increase in net income.

Management's Discussion and Analysis, page 17

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash, cash equivalents, and short-term investments of $163.3 million at December 31, 2018, a $49.2 million decrease from $212.6 million at December 31, 2017. Cash reserves consist of $90.5 million of cash and cash equivalent and $72.8 million of short-term investments. The decrease in cash and short-term investments was due primarily to cashflow from operations of $83.5 million, and offset by $121.0 million spent on Lindero related construction, VAT payments and contractor advances, and $36.8 million on San Jose and Caylloma capital expenditures. The Company also drew down $30.0 million from its credit facility during the fourth quarter of 2018.

Working Capital

Working capital decreased $54.3 million to $157.6 million at December 31, 2018 compared to $211.9 million of working capital at December 31, 2017. The decrease in working capital was due primarily to using $49.2 million of cash and cash equivalents to fund construction at the Lindero Project. Non-cash working capital balances decreased approximately $5.0 million to ($5.7) million during the year. The decrease was due to a $6.1 million decrease in concentrate sales receivables, a $3.4 million decrease in concentrate, ore, and supplies inventory, a $7.0 million increase in trade and other payables due primarily to Lindero construction payables and a $6.0 million decrease in taxes payable.

Credit Facility

On January 26, 2018, the Company entered into an amended and restated four-year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”) with a maturity date of January 26, 2022. The Amended Credit Facility consists of a $40.0 million non-revolving credit facility (“Tranche A”), which has been fully drawn and an $80.0 million revolving credit facility (“Tranche B”).

Effective December 13, 2018, the Amended Credit Facility was further amended to add BNP Paribas as an additional lender and to increase the revolving portion of the facility by an additional $30.0 million to $110.0 million for a temporary period from December 13, 2018 to December 13, 2020. At such time if any part of the additional $30.0 million has been advanced it must be repaid, and the outstanding balance of the Amended Credit Facility must be repaid by January 26, 2022 as per the terms of the Amended Credit Facility. The Company incurred fees of $250,000 to the lenders which have been charged to transaction costs.

As at December 31, 2018, the Company had drawn $40.0 million from Tranche A of the Amended Credit Facility and $30.0 million of the $110.0 million Tranche B, of which $80.0 million remains undrawn. The purpose of the $110.0 million Tranche B is to fund the construction of the Lindero Project.

The interest rate on the Amended Credit Facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. (“Bateas”), Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), Mansfield Minera S.A. (“Mansfield”) and their holding companies. The Company must comply with the terms in the Amended Credit Facility relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility. The Company is in compliance with all of the covenants as at December 31, 2018. An upfront lenders fee of $0.3 million was payable on closing of the Amended Credit Facility.

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed, by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

Management's Discussion and Analysis, page 18

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund the construction of the Lindero Project and planned capital and exploration programs.

Other Commitments

The expected payments due by period, as at December 31, 2018 are as follows:

	Less than
Expressed in $000’s	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$820	$1,072	$215	$2,107
Computer equipment	235	176	35	446
Total operating leases	$1,055	$1,248	$250	$2,553

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Financial Instruments

The Company does not utilize complex financial instruments in hedging metal price, foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculation or trading purposes.

Provisional priced trade receivables of $28.1 million, Interest rate swap of a $0.2 million liability and commodity derivative contracts of $2.6 million are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward LME prices until final prices are settled at a future date. The interest rate swap and commodity derivative contracts are measured at estimated fair value.

The interest rate swap is used to hedge the variable interest rate risk on the Company’s credit facility. The commodity derivative contracts are used to mitigate the price risk of the base metal production at the Caylloma mine.

Related Party Transactions

(a)   Purchase of Goods and Services

During the year ended December 31, 2018 and 2017, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Years ended December 31,
Expressed in 000’s	2018	2017
Personnel costs	$118	$138
General and administrative expenses	193	175
	$311	$313

Management's Discussion and Analysis, page 19

The Company has outstanding balances payable with Gold Group Management Inc. of $0.02 million as at December 31, 2018 (December 31, 2017 - $nil). Amounts due to related parties are due on demand and are unsecured.

(b) Key Management Personnel

	Years ended December 31,
Expressed in $000’s	2018	2017
Salaries and benefits	$4,471	$4,704
Directors fees	709	594
Consulting fees	139	138
Share-based payments	3,545	3,672
	$8,864	$9,108

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating Mineral Reserves and Mineral Resources; the risks and uncertainties in estimating Mineral Resources and Mineral Reserves; the inherent risks in mining operations; the risk in relation to the Lindero construction; political risks, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2018 and its Annual Information Form which is available on SEDAR at www.sedar.com, Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

The Company currently conducts its operations in Peru, Mexico and Argentina. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

All of the Company’s current production and revenue is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company is currently in the process of construction at the Lindero Project; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

Management's Discussion and Analysis, page 20

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties and risks related to the Construction of the Lindero Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Project, the principal of which include: hiring of key personnel for the construction and commissioning; availability and delivery of critical equipment within the timeline; delays associated with contractors; budget overruns due to changes in costs of fuel, power, materials and supplies; and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Project cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Project, but no assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact in future cash flows, profitability, results of operations and financial condition.

Management's Discussion and Analysis, page 21

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

Expressed in $000’s	Change	Effect on Sales
Silver	+/- 10%	$2,201
Gold	+/- 10%	$1,332
Lead	+/- 10%	$196
Zinc	+/- 10%	$365

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at December 31, 2018, the Company has zero cost collars for an aggregate of 4,500 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne maturing between January and June 2019.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentinean pesos and Mexican pesos. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

Management's Discussion and Analysis, page 22

As at December 31, 2018 and 2017, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2018
Expressed in $000’s	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	376	941	37,039	6,967
Accounts receivable and other assets	279	3,660	11,836	598,002
Income tax receivable	-	459	-	-
Investments in associates	5,244	-	-	-
Trade and other payables	(8,478)	(18,492)	(218,833)	(125,159)
Due to related parties	(23)	-	-	-
Provisions, current	-	-	(2,991)	-
Income tax payable	-	(4,591)	(59,810)	-
Other liabilities	-	-	(2,296)	-
Provisions	-	-	(66,977)	-
Total foreign currency exposure	(2,602)	(18,023)	(302,032)	479,810
US$ equivalent of foreign currency exposure	(2,010)	(5,458)	(16,055)	11,646

	December 31, 2017
Expressed in $000’s	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	4,511	693	27,842	12,186
Marketable securities	697	-	-	-
Accounts receivable and other assets	292	4,428	3,018	33
Income tax receivable	-	421	-	-
Investments in associates	3,685	-	-	-
Trade and other payables	(14,950)	(17,244)	(253,702)	(7,814)
Provisions, current	-	-	(2,418)	-
Income tax payable	-	(6,631)	(176,977)	-
Other liabilities	(1,576)	-	(1,967)	-
Provisions	-	-	(78,567)	-
Total foreign currency exposure	(7,341)	(18,333)	(482,771)	4,405
US$ equivalent of foreign currency exposure	(5,852)	(5,650)	(24,462)	236

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at December 31, 2018 is provided below:

		Effect on foreign
		denominated
Expressed in $000’s	Change	items
Mexican Peso	+/- 10%	$1,874
Peruvian Soles	+/- 10%	$506
Argentinian Peso	+/- 10%	$878
Canadian Dollar	+/- 10%	$351

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they become due. The volatility of the metals market can impact the Company’s ability to forecast cash flow from operations.

The Company maintains sufficient liquidity to meet its short-term business requirements, taking into account anticipated cashflows from operations, holdings of cash, cash equivalents and short-term investments and committed loan facilities.

Management's Discussion and Analysis, page 23

The Company manages its liquidity risk by continuously monitor forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirement, to support operations on an ongoing basis and expansion plans, if any.

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by year as at December 31, 2018
	Less than			After
Expressed in $000’s	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$48,510	$-	$-	$-	$48,510
Credit facility	-	-	70,000	-	70,000
Derivative liabilities	224	-	-	-	224
Income tax payable	8,358	-	-	-	8,358
Equipment loan	4,285	5,371	-	-	9,656
Other liabilities	-	1,166	-	-	1,166
Operating leases	1,055	1,248	250	-	2,553
Capital commitments, Lindero	111,940	-	-	-	111,940
Provisions	878	6,738	4,029	6,262	17,907
	$175,250	$14,523	$74,279	$6,262	$270,314

1.	Operating leases include leases for office premises and for computer and other equipment used in the normal course of business.
2.	As of December 31, 2018, the Company had capital commitments of approximately $112 million for civil work, equipment purchases and other services at the Lindero Project that is expected to be spent within one year.

Capital Risk

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

Management's Discussion and Analysis, page 24

	December 31,	December 31,
Expressed in $000's	2018	2017
Equity	$602,804	$563,584
Credit facilities	69,302	39,871
Equipment financing obligations	8,766	906
Less: Cash, cash equivalents and short-term investments	(163,327)	(212,574)
	$517,545	$391,787

The Company is not subject to externally imposed capital requirements with the exception of complying with covenants under the credit facility. As at December 31, 2018 and 2017, the Company was in compliance with the covenants.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short-term investment balances, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap to mitigate the interest rate risk on our bank loan.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage but such coverage does not cover all risks to which the Company may be exposed to.

Adoption of New Accounting Standards

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”).

The Company has concluded that there was no cumulative effect adjustment required to be recognized at January 1, 2018. The details of the accounting policy changes and the quantitative impact of these changes are described below.

Concentrate Sales:

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

Management's Discussion and Analysis, page 25

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 24 of these financial statements.

The Company has concluded that there were no significant changes in the accounting for concentrate sales as a result of the transition to IFRS 15, as the timing of control of the concentrate passing to the customer and the treatment of provisional pricing adjustments are unchanged from policies applied prior to the adoption of IFRS 15.

IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. Prior periods were not restated and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 31, there were no quantitative impacts from adoption.

The details of accounting policy changes as a result of the adoption of IFRS 9 are described below:

(a) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets: held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured as either: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

The following accounting policies apply to the subsequent measurement of financial assets:

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Management's Discussion and Analysis, page 26

•	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Upon adoption of IFRS 9, the Company made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of its investments in marketable securities, which is substantially consistent with the accounting treatment prior to adoption. These financial assets are classified as FVOCI.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Term deposits	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Marketable securities	Available for sale	FVOCI
Trade receivables from concentrate sales	FVTPL	FVTPL
Interest rate swap asset	Fair Value (hedging)	Fair Value (hedging)
Financial liabilities
Trade payables	Other liabilities	Amortized cost
Payroll payable	Other liabilities	Amortized cost
Share units payable	Other liabilities	Amortized cost
Credit facility	Other liabilities	Amortized cost
Other payables	Other liabilities	Amortized cost
Metal forward sales and zero cost collar contracts	FVTPL	FVTPL

(b) Impairment of financial assets

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. We did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

(c) Hedge accounting

The Company has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

Management's Discussion and Analysis, page 27

As per IFRS 9, hedging relationships that qualified for hedge accounting in accordance with IAS 39, that also qualify for hedge accounting in accordance with IFRS 9 (after taking into account any rebalancing of the hedging relationship on transition), are regarded as continuing hedging relationships. Hence, the original hedge relationship continues from the trade inception date of the interest rate swap to the maturity date of the interest rate swap associated with the hedged exposure, unless the hedging relationship is required to be terminated earlier.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The hedge was highly effective at transition date under IFRS 9. The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

New Accounting Standards issued but not yet effective

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

The Company assembled an implementation team to assess the impact of the leases standard. The implementation team has developed its project plan, education sessions have been completed and information has been compiled with respect to the population of contracts that will need to be assessed in light of the new standard. The Company has selected the modified retrospective approach and during the fourth quarter of 2018, the Company continued its detailed review of contracts. The Company also continued to develop calculation methodologies and draft financial statement disclosures.

On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase finance lease obligations and result in the recognition of right-of-use assets. As a result of recognizing additional finance lease obligations, the expected impact is a reduction in cost of sales, as operating lease expense will be replaced by depreciation expense and finance expense. In addition, cashflow from operating activities will increase with a corresponding decrease to cashflow from financing activities. The Company is currently finalizing the quantification of the effect of this standard on the financial statements.

Critical Accounting Estimates and Assumptions

Many of the amounts included in the consolidated financial statements require management to make judgements and/or estimates. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2018 we have used the following long-term prices for our reserve and resource estimations: Gold $1,320/oz, Silver $18.25/oz, Lead $2,270/t and Zinc $2,750/t.

Management's Discussion and Analysis, page 28

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The % of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) to the audited consolidated financial statements for 2018.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Management's Discussion and Analysis, page 29

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry, it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. The amount of the royalty, if payable, is materially less than cash and cash equivalents on hand and would not have a material adverse impact on the Company’s results of operations.

The Company has been assessed $1.3 million, including interest and penalties of $0.9 million for the tax years 2010 and 2011 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full in order to stop additional interest from accruing and is taking steps through the Peruvian legal system to appeal the decision of the Peruvian tax court. No amounts have been accrued at December 31, 2018 with respect to the tax assessment as the Company believes it is probable that the appeal will be successful.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Management's Discussion and Analysis, page 30

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

As at December 31, 2018, the Company had determined there were indicators of potential impairment at the Lindero Project due to increased direct capital costs as well as increased owner and other indirect costs due to construction delays that extended the project completion date. The Company performed a test of impairment based on the current life of mine plan model using a discount rate of 7.25% and long-term gold and copper prices of $1,313/oz and $7,391/tonne. Other assumptions that factored into the test include forecast currency and inflation rates, a contingency amount, future cash operating costs, initial capital and sustaining capital expenditures. As a result, management estimated the recoverable amount of the Lindero Project as at December 31, 2018, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required. However, adverse changes in any of these assumptions in future periods may result in an impairment.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

Share Position and Outstanding Options and Equity Settled Share Units

The Company’s outstanding share position as at March 12, 2019 is 159,939,595 common shares. In addition, 3,520,826 incentive stock options and equity-settled restricted share units are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	640,951	$6.35	March 18, 2023
	7,551	$6.35	June 4, 2023
	1,784,029
Equity-Settled Share Units:	312,601	n/a	May 29, 2020
	1,419,301	n/a	March 19, 2021
	4,895	n/a	June 5, 2021
	1,736,797

Total outstanding	3,520,826

Management's Discussion and Analysis, page 31

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Management conducted an evaluation of the effectiveness of internal control over financial reporting and concluded that it was effective as at December 31, 2018.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various Non-GAAP Financial Measures, including cash cost per payable ounce of silver; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce; adjusted net (loss) income; income taxes, and interest income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management's Discussion and Analysis, page 32

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months and years ended December 31, 2018 and 2017.

		Three months ended		Years ended
CONSOLIDATED MINE CASH COST		December 31,		December 31,
Expressed in $'000's, except unit costs		2018	2017	2018	2017
Cost of sales		$42,247	$40,132	$166,725	$158,551
Change in concentrate inventory		(1,795)	87	(922)	1,308
Depletion and depreciation in concentrate inventory		648	(14)	384	(435)
Inventory adjustment		(206)	-	(206)	-
Commercial and government royalties and mining taxes		(669)	(1,338)	(3,248)	(4,135)
Provision for community support		231	-	(1,165)	-
Workers participation		(779)	(2,556)	(6,164)	(7,350)
Depletion and depreciation		(10,700)	(9,552)	(44,473)	(42,104)
Cash cost	A	$28,977	$26,759	$110,931	$105,835
Cash cost	A	$28,977	$26,759	$110,931	$105,835
By-product credits from gold, lead and zinc		(30,536)	(38,308)	(140,681)	(135,593)
Refining charges		950	1,571	4,434	5,749
Cash cost applicable per payable ounce	B	(609)	(9,978)	(25,315)	(24,008)
Payable ounces of silver production	C	1,858,003	2,244,861	8,533,019	8,219,463
Cash cost per ounce of payable silver ($/oz)	=B/C	$(0.33)	$(4.44)	$(2.97)	$(2.92)

		Three months ended		Years ended
SAN JOSE MINE CASH COST		December 31,		December 31,
Expressed in $'000's, except unit costs		2018	2017	2018	2017
Cost of sales		$27,407	$26,268	$106,468	$105,059
Change in concentrate inventory		(1,755)	269	(717)	729
Depletion and depreciation in concentrate inventory		628	(97)	264	(272)
Commercial and government royalties and mining taxes		(621)	(815)	(3,030)	(2,852)
Workers participation		(488)	(2,118)	(4,438)	(5,805)
Depletion and depreciation		(8,279)	(7,791)	(32,251)	(32,929)
Cash cost	A	16,892	15,716	66,296	63,930
Total processed ore (tonnes)	B	256,181	271,370	1,040,478	1,070,791
Cash cost per tonne of processed ore ($/t)	=A/B	$65.94	$57.91	$63.72	$59.70
Cash cost	A	$16,892	$15,716	$66,296	$63,930
By-product credits from gold, lead and zinc		(14,083)	(17,022)	(64,878)	(61,875)
Refining charges		825	1,390	3,871	4,899
Cash cost applicable per payable ounce	B	3,634	84	5,289	6,954
Payable ounces of silver production	C	1,649,756	2,018,368	7,667,879	7,323,578
Cash cost per ounce of payable silver ($/oz)	=B/C	$2.20	$0.04	$0.69	$0.95
Mining cost per tonne		$33.36	$29.54	$30.90	$32.45
Milling cost per tonne		17.17	16.64	18.71	16.55
Indirect cost per tonne		8.82	6.48	7.50	6.12
Community relations cost per tonne		1.28	1.19	1.23	0.93
Distribution cost per tonne		5.31	4.06	5.38	3.65
Total production cost per tonne		$65.94	$57.91	$63.72	$59.70

Management's Discussion and Analysis, page 33

		Three months ended		Years ended
CAYLLOMA MINE CASH COST		December 31,		December 31,
Expressed in $'000's, except unit costs		2018	2017	2018	2017
Cost of sales		$14,840	$13,864	$60,257	$53,492
Change in concentrate inventory		(40)	(182)	(205)	579
Depletion and depreciation in concentrate inventory		20	83	120	(163)
Inventory adjustment		(206)	-	(206)	-
Commercial and government royalties and mining taxes		(48)	(523)	(218)	(1,283)
Provision for community support		231	-	(1,165)	-
Workers participation		(291)	(438)	(1,726)	(1,545)
Depletion and depreciation		(2,421)	(1,761)	(12,222)	(9,175)
Cash cost	A	12,085	11,043	44,635	41,905
Total processed ore (tonnes)	B	135,034	134,635	534,773	529,704
Cash cost per tonne of processed ore ($/t)	=A/B	$89.50	$82.02	$83.47	$79.11
Cash cost	A	$12,085	$11,043	$44,635	$41,905
By-product credits from gold, lead and zinc		(16,453)	(21,286)	(75,803)	(73,718)
Refining charges		125	181	564	851
Cash cost applicable per payable ounce	B	(4,243)	(10,062)	(30,604)	(30,962)
Payable ounces of silver production	C	208,247	226,493	865,140	895,885
Cash cost per ounce of payable silver ($/oz)	=B/C	$(20.37)	$(44.43)	$(35.38)	$(34.56)
Mining cost per tonne		$44.94	$41.00	$41.35	$40.39
Milling cost per tonne		13.92	13.71	14.41	13.76
Indirect cost per tonne		21.11	18.03	19.61	17.12
Community relations cost per tonne		2.42	2.02	1.06	0.60
Distribution cost per tonne		7.11	7.26	7.04	7.24
Total production cost per tonne		$89.50	$82.02	$83.47	$79.11

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver equivalent production and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management's Discussion and Analysis, page 34

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three months and years ended December 31, 2018 and 2017.

		Three months ended,		Years ended
CONSOLIDATED MINE CASH COST SILVER EQUIVALENT		December 31,		December 31,
Expressed in $'000's, except unit costs		2018	2017	2018	2017
Cost of sales		$42,247	$40,132	$166,725	$158,551
Change in concentrate inventory		(1,795)	87	(922)	1,308
Depletion and depreciation in concentrate inventory		648	(14)	384	(435)
Inventory adjustment		(206)	-	(206)	-
Commercial and government royalties and mining taxes		(669)	(1,338)	(3,248)	(4,135)
Provision for community support		231	-	(1,165)	-
Workers participation		(779)	(2,556)	(6,164)	(7,350)
Depletion and depreciation		(10,700)	(9,552)	(44,473)	(42,104)
Cash cost	A	$28,977	$26,759	$110,931	$105,835
Cash cost	A	$28,977	$26,759	$110,931	$105,835
Refining charges		950	1,571	4,434	5,749
Cash cost applicable per payable ounce	B	29,927	28,330	115,365	111,584
Payable ounces of silver equivalent production[1]	C	4,018,731	4,724,085	17,693,738	16,828,273
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$7.45	$6.00	$6.52	$6.63

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

		Three months ended,		Years ended
SAN JOSE MINE CASH COST SILVER EQUIVALENT		December 31,		December 31,
Expressed in $'000's, except unit costs		2018	2017	2018	2017
Cost of sales		$27,407	$26,268	$106,468	$105,059
Change in concentrate inventory		(1,755)	269	(717)	729
Depletion and depreciation in concentrate inventory		628	(97)	264	(272)
Commercial and government royalties and mining taxes		(621)	(815)	(3,030)	(2,852)
Workers participation		(488)	(2,118)	(4,438)	(5,805)
Depletion and depreciation		(8,279)	(7,791)	(32,251)	(32,929)
Cash cost	A	16,892	15,716	66,296	63,930
Total processed ore (tonnes)	B	256,181	271,370	1,040,478	1,070,791
Cash cost per tonne of processed ore ($/t)	=A/B	$65.94	$57.91	$63.72	$59.70
Cash cost	A	$16,892	$15,716	$66,296	$63,930
Refining charges		825	1,390	3,871	4,899
Cash cost applicable per payable ounce	B	17,717	17,106	70,167	68,829
Payable ounces of silver equivalent production[1]	C	2,610,093	3,129,866	11,823,139	11,286,131
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$6.79	$5.47	$5.93	$6.10
Mining cost per tonne		$33.36	$29.54	$30.90	$32.45
Milling cost per tonne		17.17	16.64	18.71	16.55
Indirect cost per tonne		8.82	6.48	7.50	6.12
Community relations cost per tonne		1.28	1.19	1.23	0.93
Distribution cost per tonne		5.31	4.06	5.38	3.65
Total production cost per tonne		$65.94	$57.91	$63.72	$59.70

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 35

		Three months ended,		Years ended
CAYLLOMA MINE CASH COST SILVER EQUIVALENT		December 31,		December 31,
Expressed in $'000's, except unit costs		2018	2017	2018	2017
Cost of sales		$14,840	$13,864	$60,257	$53,492
Change in concentrate inventory		(40)	(182)	(205)	579
Depletion and depreciation in concentrate inventory		20	83	120	(163)
Inventory adjustment		(206)	-	(206)	-
Commercial and government royalties and mining taxes		(48)	(523)	(218)	(1,283)
Provision for community support		231	-	(1,165)	-
Workers participation		(291)	(438)	(1,726)	(1,545)
Depletion and depreciation		(2,421)	(1,761)	(12,222)	(9,175)
Cash cost	A	12,085	11,043	44,635	41,905
Total processed ore (tonnes)	B	135,034	134,635	534,773	529,704
Cash cost per tonne of processed ore ($/t)	=A/B	$89.50	$82.02	$83.47	$79.11
Cash cost	A	$12,085	$11,043	$44,635	$41,905
Refining charges		125	181	564	851
Cash cost applicable per payable ounce	B	12,210	11,224	45,199	42,756
Payable ounces of silver equivalent production[1]	C	1,408,638	1,594,219	5,916,133	5,528,133
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$8.67	$7.04	$7.64	$7.73
Mining cost per tonne		$44.94	$41.00	$41.35	$40.39
Milling cost per tonne		13.92	13.71	14.41	13.76
Indirect cost per tonne		21.11	18.03	19.61	17.12
Community relations cost per tonne		2.42	2.02	1.06	0.60
Distribution cost per tonne		7.11	7.26	7.04	7.24
Total production cost per tonne		$89.50	$82.02	$83.47	$79.11

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Realized Prices

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits to calculate the cash cost. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a silver ounce sold basis.

Management's Discussion and Analysis, page 36

The following tables show a breakdown of the all-in sustaining cash cost per ounce for the three months and years ended December 31, 2018 and 2017

	Three months ended		Years ended
CONSOLIDATED MINE ALL-IN CASH COST	December 31,		December 31,
Expressed in $'000's, except unit costs	2018	2017	2018	2017
Cash cost applicable, net of by-product credits	$(609)	$(9,978)	$(25,315)	$(24,008)
Commercial and government royalties and mining tax	1,718	3,027	10,081	9,803
Workers' participation	945	3,190	7,564	9,119
Selling, general and administrative expenses (operations)	2,970	2,464	10,097	7,480
Adjusted operating cash cost	5,024	(1,297)	2,427	2,394
Selling, general and administrative expenses (corporate)	2,696	2,609	10,991	11,821
Sustaining capital expenditures[1]	9,369	8,037	23,986	27,974
Brownfield exploration expenditures[1]	1,584	2,231	8,638	10,053
All-in sustaining cash cost	18,673	11,580	46,042	52,242
Exploration and evaluation expenses	180	1,341	726	1,534
Non-sustaining capital expenditures[1]	40,556	3,070	83,335	11,389
All-in cash cost	59,409	15,991	130,103	65,165
Payable ounces of silver production	1,858,003	2,244,861	8,533,019	8,219,463
All-in sustaining cash cost per ounce of payable silver	$10.05	$5.16	$5.40	$6.36
All-in cash cost per ounce of payable silver	$31.97	$7.12	$15.25	$7.93

1.	presented on a cash basis and includes the Lindero construction costs

	Three months ended		Years ended
SAN JOSE MINE ALL-IN CASH COST	December 31,		December 31,
Expressed in $'000's, except unit costs	2018	2017	2018	2017
Cash cost applicable, net of by-product credits	$3,634	$84	$5,289	$6,954
Commercial and government royalties and mining tax	1,398	2,504	8,293	8,520
Workers' participation	610	2,646	5,548	7,256
Selling, general and administrative expenses (operations)	1,911	1,506	6,414	4,547
Adjusted operating cash cost	7,553	6,740	25,544	27,277
Sustaining capital expenditures[1]	2,723	5,115	9,277	18,385
Brownfield exploration expenditures[1]	1,361	1,276	6,947	6,439
All-in sustaining cash cost	11,637	13,131	41,768	52,101
Exploration and evaluation expenses	63	-	156	65
All-in cash cost	11,700	13,131	41,924	52,166
Payable ounces of silver production	1,649,756	2,018,368	7,667,879	7,323,578
All-in sustaining cash cost per ounce of payable silver	$7.05	$6.51	$5.45	$7.11
All-in cash cost per ounce of payable silver	$7.09	$6.51	$5.47	$7.12

1.	presented on a cash basis

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the WGC.

Management's Discussion and Analysis, page 37

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three months and years ended December 31, 2018 and 2017.

	Three months ended,		Years ended
CONSOLIDATED MINE ALL-IN CASH COST SILVER EQUIVALENT	December 31,		December 31,
Expressed in $'000's, except unit costs	2018	2017	2018	2017
Cash cost applicable	$29,927	$28,330	$115,365	$111,584
Commercial and government royalties and mining tax	1,718	3,027	10,081	9,803
Workers' participation	945	3,190	7,564	9,119
Selling, general and administrative expenses (operations)	2,970	2,464	10,097	7,480
Adjusted operating cash cost	35,560	37,011	143,107	137,986
Selling, general and administrative expenses (corporate)	2,696	2,609	10,991	11,821
Sustaining capital expenditures[3]	9,369	8,037	23,986	27,974
Brownfield exploration expenditures[3]	1,584	2,231	8,638	10,053
All-in sustaining cash cost	49,209	49,888	186,722	187,834
Exploration and evaluation expenses	180	1,341	726	1,534
Non-sustaining capital expenditures[3]	40,556	3,070	83,335	11,389
All-in cash cost	89,945	54,299	270,783	200,757
Payable ounces of silver equivalent production[1]	4,018,731	4,724,085	17,693,738	16,828,273
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$12.24	$10.56	$10.55	$11.16
All-in cash cost per ounce of payable silver equivalent[2]	$22.38	$11.49	$15.30	$11.93

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

	Three months ended,		Years ended
SAN JOSE MINE ALL-IN CASH COST SILVER EQUIVALENT*	December 31,		December 31,
Expressed in $'000's, except unit costs	2018	2017	2018	2017
Cash cost applicable	$17,717	$17,106	$70,167	$68,829
Commercial and government royalties and mining tax	1,398	2,504	8,293	8,520
Workers' participation	610	2,646	5,548	7,256
Selling, general and administrative expenses (operations)	1,911	1,506	6,414	4,547
Adjusted operating cash cost	21,636	23,762	90,422	89,152
Sustaining capital expenditures[3]	2,723	5,115	9,277	18,385
Brownfield exploration expenditures[3]	1,361	1,276	6,947	6,439
All-in sustaining cash cost	25,720	30,153	106,646	113,976
Exploration and evaluation expenses	63	-	156	65
All-in cash cost	25,783	30,153	106,802	114,041
Payable ounces of silver equivalent production[1]	2,610,093	3,129,866	11,823,139	11,286,131
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$9.85	$9.63	$9.02	$10.10
All-in cash cost per ounce of payable silver equivalent[2]	$9.88	$9.63	$9.03	$10.10

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

Management's Discussion and Analysis, page 38

	Three months ended,		Years ended
CAYLLOMA MINE ALL-IN CASH COST SILVER EQUIVALENT	December 31,		December 31,
Expressed in $'000's, except unit costs	2018	2017	2018	2017
Cash cost applicable	$12,210	$11,224	$45,199	$42,756
Commercial and government royalties and mining tax	320	523	1,788	1,283
Workers' participation	335	544	2,016	1,863
Selling, general and administrative expenses (operations)	1,059	958	3,683	2,933
Adjusted operating cash cost	13,924	13,249	52,686	48,835
Sustaining capital expenditures[3]	6,646	2,922	14,709	9,589
Brownfield exploration expenditures[3]	223	955	1,691	3,614
All-in sustaining cash cost	20,793	17,126	69,086	62,038
All-in cash cost	20,793	17,126	69,086	62,038
Payable ounces of silver equivalent production[1]	1,408,638	1,594,219	5,916,133	5,528,133
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$14.76	$10.74	$11.68	$11.22
All-in cash cost per ounce of payable silver equivalent[2]	$14.76	$10.74	$11.68	$11.22

1 Silver equivalent production is calculated using a silver to gold ratio of 65:1, silver to lead of 1:15.6 pounds, and silver to zinc of 1:12.9 pounds

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

Free Cash Flow and Free Cash Flow from Ongoing Operations

The Company uses the financial measure of “free cash flow” and “free cash flow from ongoing operations” to supplement information to its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardize definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities in the consolidated financial statements for the three months and years ended December 31, 2018 and 2017:

	Three months ended December 31,		Years ended December 31,
Expressed in $ millions	2018	2017	2018	2017
Net cash provided by operating activities	$19.3	$29.0	$83.5	$70.2
Less: Purchases of mineral properties, plant and equipment	(11.8)	(12.2)	(36.8)	(37.4)
Less: Expenditures on Lindero Project	(23.8)	(3.0)	(61.1)	(10.2)
Less: Deposits on long term assets, net	(13.3)	3.7	(43.1)	0.6
Less: Current income tax expense	(3.9)	(11.4)	(30.6)	(34.9)
Add: Income taxes paid	6.8	8.4	35.7	36.2
Free cash flow	$(26.7)	$14.5	$(52.4)	$24.5
Add: Expenditures on Lindero Project	23.8	3.0	61.1	10.2
Add: Greenfield capital expenditures	1.4	1.7	3.6	2.4
Add: Deposits on long term assets - Lindero Project	13.3	-	42.9	-
Free cash flow from ongoing operations	$11.8	$19.2	$55.2	$37.1

Management's Discussion and Analysis, page 39

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Three months ended December 31,		Years ended December 31,
Expressed in $ millions	2018	2017	2018	2017
Net Income	$2.2	$34.1	$34.0	$66.3
Adjustments, net of tax:
Community support provision	(0.2)	-	0.8	-
Foreign exchange losses on Lindero project	3.9	-	3.9	-
Income tax, Lindero project	(2.8)	(0.2)	1.0	(0.1)
Unrealized gain (loss) on financial instruments	0.2	(0.5)	(3.4)	2.3
Impairment reversal	-	(21.9)	-	(21.9)
Share of loss of equity-accounted investee	0.1	0.1	-	0.2
Other finance costs	0.3	-	0.6	-
Asset write-downs	0.7	0.6	1.5	1.9
Adjusted Net Income	$4.4	$12.3	$38.4	$48.7

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	Three months ended December 31,		Years ended December 31,
Expressed in $ millions	2018	2017	2018	2017
Net Income	$2.2	$34.1	$34.0	$66.3
Add back:
Community support provision	(0.3)	-	1.1	-
Inventory adjustment	0.2	-	0.2	-
Foreign exchange losses on Lindero project	3.9	-	3.9	-
Net finance items	(0.4)	(0.1)	(0.4)	0.5
Depreciation, depletion, and amortization	10.8	9.6	44.8	42.5
Income taxes	4.9	22.8	33.4	38.5
Share of loss of equity-accounted investee	0.1	0.1	-	0.2
Impairment reversal	-	(31.1)	-	(31.1)
Unrealized gain (loss) on financial instruments	0.4	(0.6)	(5.0)	3.4
Other operating expenses	0.9	0.1	2.0	1.7
Adjusted EBITDA	$22.7	$34.9	$113.9	$122.0

Management's Discussion and Analysis, page 40

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available at www.sedar.com and www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 41

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;
•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning of the mine;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;
•	risks associated with mineral exploration and project development;
•	operational risks associated with mining and mineral processing;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to capital and operating costs, production schedules, and economic returns;
•	uncertainties relating to general economic conditions;
•	competition;
•	substantial reliance on the Caylloma and San Jose mines for revenues;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks associated with potential legal proceedings;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	environmental matters including potential liability claims;
•	reliance on key personnel;
•	potential conflicts of interest involving the Company’s directors and officers;
•	property title matters;
•	dilution from further equity financing;
•	currency exchange rate fluctuations;
•	adequacy of insurance coverage;
•	sufficiency of monies allotted for land reclamation; and
•	potential legal proceedings;

Management's Discussion and Analysis, page 42

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;

•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management's Discussion and Analysis, page 43

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the requirements of the Exchange Act, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under standards of the United States Securities and Exchange Commission (the “SEC”).  The SEC’s current disclosure standards normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves.  United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information contained in this MD&A or any documents incorporated by reference containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis, page 44